                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

               In the Matter of:

               RELIANT ENERGY, INCORPORATED               CERTIFICATE
               CENTERPOINT ENERGY, INC.                   OF
               1111 Louisiana                             NOTIFICATION
               Houston, Texas  77002

               (70-9895)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   ----------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of Reliant Energy, Incorporated and CenterPoint Energy, Inc. (the "Companies") in the above-captioned file and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27548 (July 5, 2002)), the Companies are reporting certain rating agency action as set forth in more detail in the attached press releases from Moody's Investor Service and Standard and Poor's Ratings Services, incorporated herein by reference.


                           RELIANT ENERGY, INCORPORATED

                           By: /s/  Rufus S. Scott
                               ------------------------------------------------
                               Rufus S. Scott
                               Vice President, Deputy General Counsel
                               and Assistant Corporate Secretary


                           CENTERPOINT ENERGY, INC.

                           By: /s/  Rufus S. Scott
                               ------------------------------------------------
                               Rufus S. Scott
                               Vice President and Assistant Corporate Secretary


Dated:  August 1, 2002

Rating Action: Reliant Energy Power Generation Benelux B.V.

MOODY'S DOWNGRADES RELIANT RESOURCES, INC. ISSUER RATING TO Ba3 AND LOWERS RELIANT ENERGY, INC. SENIOR UNSECURED RATING TO Baa2; RATINGS REMAIN ON REVIEW FOR POSSIBLE FURTHER DOWNGRADE

Approximately $16 Billion of Securities Affected.

New York, July 31, 2002 -- Moody's downgraded the issuer rating and bank loan ratings assigned to Reliant Resources, Inc. (RRI) to Ba3 from Baa3 and assigned a senior implied rating of Ba3 to RRI. Given ties to the RRI rating, Moody's also lowered the issuer rating assigned to Reliant Energy Capital Europe to Ba3 and placed the Baa3 assigned to Reliant-Energy Mid-Atlantic (REMA) on review for potential downgrade. Moody's lowered to Ba3 the rating assigned to Orion Power Holdings and lowered the rating assigned to Reliant Benelux to Baa2. All ratings remain on review for possible downgrade.

The RRI downgrade reflects Moody's view that RRI's cash flow from operations is unpredictable relative to its debt load and its financial flexibility is limited. The company needs to refinance approximately $2.9 bn of bridge bank debt maturing in February, 2003 and $800 million of the $1.6 bn corporate revolver which matures six months later. We note that both the RRI and the Orion Power Holdings ratings had assumed the refinancing of the secured bank debt at Orion Midwest and Orion New York, and this has not occurred.

Moody's said that the near term outlook for RRI's wholesale business is poor, driven by depressed wholesale prices both here and in Europe, constrained capacity markets, and poor credit conditions in the energy trading sector, all of which will pressure margins and challenge RRI's ability to generate stable cash flow from operations. We note that RRI's retail business lends a measure of diversity to the company's earnings.

Moody's lowered the Reliant Energy Capital Europe (RECE) rating to Ba3 since cash flows from RRI service RECE bank debt. Similarly, Moody's placed the REMA rating on review for potential downgrade as the Baa3 presumed a guarantee of the working capital facility from a Baa3 entity. As RRI recently became the guarantor, REMA rating has been placed on review.

Moody's lowered the Orion Power Holdings rating to Ba3 since plans to refinance subsidiary bank debt have changed. We expect that cash flows to service the Orion Power Holdings bond will remain structurally subordinated to $1.3 bn of Orion Midwest and Orion New York bank loans which mature this fall. RRI plans to launch a global refinancing this summer which will address the bank facilities at RRI and Orion Midwest and Orion New York.

The downgrade of Reliant Benelux from A3 to Baa2, on review for further downgrade, reflects the deterioration in the credit quality of the parent company. Moody's has viewed Reliant Benelux as a stand alone credit as the company pays no dividends to its parent or services the acquisition debt at RECE. We believe that there is now a greater possibility that RRI will change this strategy in the intermediate term.

Going forward, the review for downgrade will focus on: 1) the timing for stabilization of cash flow in the wholesale business; 2) the company's ability to refinance its bank debt and the terms of such refinancings; 3) the resolution of various government investigations into trading improprieties, including round trip trades; and 4) the company's ability to execute its business plan including the implementation of cost cutting measures.

Turning to the regulated side of the business, Moody's downgraded the senior unsecured long-term ratings of Reliant Energy, Inc. (REI) and FinanceCo to Baa2 from Baa1, leaving the securities on review for potential downgrade. Moody's placed the long-term and short-term ratings assigned to REI's regulated subsidiaries (Reliant HL&P, A3 sec. and Reliant Energy Resources Corporation, RERC, Baa2), and the indicative Baa2 rating assigned to CenterPoint Energy on review for potential downgrade. We expect CenterPoint to be formed this summer and to assume the senior unsecured debt issued by and bank loans arranged for REI and FinanceCo.

Moody's remains concerned that REI and CenterPoint face potential credit issues associated with delays in executing the spin-off RRI. This delay has constrained the company's financial flexibility given that $4.7 bn of FinanceCo bank and bridge debt matures this October. Extension of these facilities is contingent upon the spin of RRI.

The review for potential downgrade will focus upon: 1) the timing for actualization of the RRI spin-off; 2) the impact to the CenterPoint credit profile should the spin of RRI not occur; 3) the ability of CenterPoint to refinance its bank facilities and the terms of such refinancings; and 4) a review of CenterPoint and subsidiary ratings in the context of the restructured electricity markets in Texas.

Moody's lowered the following ratings which remain on review for further downgrade:

Reliant Resources, Inc. issuer and bank loan ratings to Ba3 from Baa3

Orion Power Holdings senior unsecured bonds to Ba3 from Ba1

Reliant Energy Power Generation Benelux B.V. issuer rating to Baa2 from A3

Reliant Energy, Inc. senior unsecured debt and bank loan ratings to Baa2 from Baa1

Reliant Energy FinanceCo II LP senior unsecured debt and bank loan ratings to Baa2 from Baa1

Moody's lowered RRI's commercial paper rating to Not Prime and placed Reliant Energy's P-2 commercial paper rating and Houston Industries Finance Co's P-2 commercial paper rating on review for potential downgrade.

Moody's placed the following ratings on review for potential downgrade

CenterPoint Energy Baa2 long-term and P-2 short term indicative ratings

Reliant HL&P senior secured A3

Reliant Energy Resources Corporation senior unsecured Baa2 and P-2 commercial paper rating.

Reliant Energy Mid-Atlantic senior secured Baa3

Reliant Energy is headquartered in Houston, Texas.

          RELIANT RESOURCES INC.'S RATINGS LOWERED TO 'BBB-'; RELIANT
                         ENERGY INC.'S RATINGS AFFIRMED
                   Cheryl E Richer, New York (1) 212-438-2084
================================================================================

Summary analysis -- Reliant Resources Inc. -- 31-Jul-2002
================================================================================
CREDIT RATING: BBB-/Watch Neg/A-2 Country: United States
State/Province: Delaware
Primary SIC: Electric Services
Mult. CUSIP6: 7595A2
Mult. CUSIP6: 7595A3
================================================================================
Credit Rating History:

                  Local currency    Foreign currency
31-Jul-2002       BBB-/A-2          BBB-/A-2
26-Apr-2002       BBB/A-2           BBB/A-2
21-Mar-2002       BBB/--            BBB/--
29-Mar-2001       BBB+/--           BBB+/--
================================================================================

Rationale

On July 31, 2002, Standard & Poor's Ratings Services lowered the corporate credit ratings of power generation and energy trading firm Reliant Resources Inc. and its rated subsidiaries to 'BBB-' from 'BBB.' The ratings remain on Creditwatch with negative implications. At the same time, Standard & Poor's affirmed the 'BBB+' rating of Reliant Energy Inc. in anticipation that it will spin off its remaining 83% ownership in Reliant Resources by late September 2002.

Houston, Texas-based Reliant Resources engages in merchant generation and energy trading in the U.S. and Europe (through Reliant Energy Power Generation Benelux N.V.), and electricity supply to customers in Texas. As of March 31, 2002, the company had $6.7 billion of debt outstanding.

The ratings action reflects the downgrade of Reliant Resources by another rating agency to non-investment grade, and the increased collateral calls that will be triggered by this action. Reliant Resources estimates that roughly an additional $550 million to $650 million will need to be posted (in addition to amounts already posted). Reliant Resources has sufficient liquidity, in that it has $1.2 billion in cash, including the recent draw down of the $800 million revolver, which Reliant Resources intends to term out on Aug. 22, 2002. However, as a result of higher collateral needs, Reliant Resources will incur higher financing costs in order to conduct its commercial activities. Standard & Poor's also remains concerned about Reliant Resources inability to tap the capital markets, and the ongoing regulatory investigations surrounding round-trip trading.

Notwithstanding these actions, Reliant Resources investment grade rating reflects Standard & Poor's belief that Reliant Resources will be successful in renegotiating a $2.9 billion "global settlement" with its banks. Despite the loss of market confidence in the industry, which continues to put extreme stress on the industry, Standard & Poor's believes that banks will gain comfort from Reliant Resources ownership of diversified generation assets and its Texas supply business. Reliant Resources retail business has provided a hedge to the weakening U.S. and European wholesale markets.

While parent company Reliant Energy is currently highly leveraged, Standard & Poor's expects that proceeds from the sale of its generating assets in 2004, and compensation for stranded costs (any shortfall between the sale price and book value of these assets) per Texas law, will be used to retire debt. At that time, Reliant Energy's capitalization will be commensurate with its rating, which incorporates a low business risk profile as a regulated electricity and gas distributor.

Ratings List:

                                                 To                From
Reliant Resources Inc.
         Corporate credit rating                 BBB-              BBB

Reliant Energy Power Generation Benelux B.V
         Corporate credit rating                 BBB-              BBB

Reliant Energy Capital (Europe)
         Corp Credit rating                      BBB-              BBB